                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2
                                 ---------------

                          AXIS CAPITAL HOLDINGS LIMITED
                          -----------------------------

                                (Name of Issuer)

                   Common Shares, par value $0.0125 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                   G0692U 10 9
                                  ------------
                                 (CUSIP Number)

                                  May 31, 2005
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G0692U 10 9

1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Trident II, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      30,624,987(a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            30,624,987

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         30,624,987

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         19.0%(a)

12.  TYPE OF REPORTING PERSON

         PN

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Trident Capital II, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      30,624,987 (a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            30,624,987

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         30,624,987

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         19.0%(a)

12.  TYPE OF REPORTING PERSON

         PN

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marsh & McLennan Companies, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      4,579,005(a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            4,579,005

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,579,005

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.2%(a)

12.  TYPE OF REPORTING PERSON

         CO

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marsh & McLennan Risk Capital Holdings, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      3,704,827(a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            3,704,827

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,704,827

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.6%(a)

12.  TYPE OF REPORTING PERSON

         CO

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marsh & McLennan Capital Professionals Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      857,000(a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            857,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         857,000

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.5%(a)

12.  TYPE OF REPORTING PERSON

         PN

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marsh & McLennan Employees' Securities Company, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      862,386 (a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            862,386

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         862,386

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.5%(a)

12.  TYPE OF REPORTING PERSON

         PN

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marsh & McLennan GP I, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                     862,386(a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            862,386

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         862,386

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.5%(a)

12.  TYPE OF REPORTING PERSON

         CO

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9


1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Stone Point Capital LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      38,481,987(a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            None

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         38,481,987

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         22.0%(a)

12.  TYPE OF REPORTING PERSON

         PN

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

1.   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MMC Capital, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [ ]

         (b)   [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

Number of           5.   SOLE VOTING POWER
Shares
Beneficially                None
Owned by
Each                6.   SHARED VOTING POWER
Reporting
Person                      874,178(a)
With
                    7.   SOLE DISPOSITIVE POWER

                            None

                    8.   SHARED DISPOSITIVE POWER

                            11,792

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         874,178

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.6%(a)

12.  TYPE OF REPORTING PERSON

         CO

(a) Under the bye-laws of AXIS Capital Holdings Limited, the voting power of common shares held by any shareholder shall be adjusted to the extent necessary so that no shareholder has more than 9.5% of the voting power. Accordingly, the filing person may not have voting power with respect to all of the shares beneficially owned by such person.

CUSIP NO. G0692U 10 9

ITEM 1(a) NAME OF ISSUER:

         AXIS Capital Holdings Limited (the "Company")

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         106 Pitts Bay Road
         Pembroke, HM 08
         Bermuda

ITEM 2(a) NAMES OF PERSON FILING:

         Trident II, L.P.
         Trident Capital II, L.P.
         Marsh & McLennan Companies, Inc.
         Marsh & McLennan Risk Capital Holdings, Ltd.
         Marsh & McLennan GP I, Inc.
         MMC Capital, Inc.
         Stone Point Capital LLC
         Marsh & McLennan Capital Professionals Fund, L.P.
         Marsh & McLennan Employees' Securities Company, L.P.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For:
Trident II, L.P.
Trident Capital II, L.P.

c/o Maples & Calder, Ugland House, Box 309
South Church Street, Georgetown
Grand Cayman, Cayman Islands

For:
Marsh & McLennan Companies, Inc.
Marsh & McLennan Risk Capital Holdings, Ltd.
Marsh & McLennan GP I, Inc.
MMC Capital, Inc.

1166 Avenue of the Americas
New York, New York 10036

For:
Stone Point Capital LLC

20 Horseneck Lane
Greenwich, CT  06830

For:
Marsh & McLennan Capital Professionals Fund, L.P.
Marsh & McLennan Employees' Securities Company, L.P.

c/o Maples & Calder, Ugland House, Box 309
South Church Street, Georgetown
Grand Cayman, Cayman Islands

CUSIP NO. G0692U 10 9

ITEM 2(c) CITIZENSHIP:

         Trident II, L.P. - Cayman Islands
         Trident Capital II, L.P. - Cayman Islands
         Marsh & McLennan Companies, Inc. - United States
         Marsh & McLennan Risk Capital Holdings, Ltd. - United States
         Marsh & McLennan GP I, Inc. - United States
         MMC Capital, Inc. - United States
         Stone Point Capital LLC - United States
         Marsh & McLennan Capital Professionals Fund, L.P. - Cayman Islands Marsh & McLennan Employees' Securities Company, L.P. - Cayman Islands

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

         Common Shares, par value $0.0125 per share

ITEM 2(e) CUSIP NUMBER:

         G0692U 10 9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4. OWNERSHIP

         On May 31, 2005, MMC Capital, Inc. ("MMC Capital"), a wholly owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"), sold substantially all of its assets to Stone Point Capital LLC ("Stone Point") including the management contracts for Trident II, L.P. ("Trident II") and Marsh & McLennan Capital Professionals Fund, L.P. ("Trident PF"). In connection with the sale, Marsh & McLennan GP I, Inc. ("M&M GP"), a wholly-owned subsidiary of MMC, ceased to serve as the general partner of Trident PF and as one of the general partners of the sole general partner of Trident II. Effective May 31, 2005, Marsh & McLennan Risk Capital Holdings, Ltd., a wholly owned subsidiary of MMC, terminated its agreement with Trident II to discuss and, if applicable, coordinate the disposition of common shares of AXIS Capital Holdings Ltd. (the "Company").

         As a result of the foregoing transactions, MMC and its subsidiaries ceased to participate in the management of Trident and Trident PF and therefore neither MMC nor any of its subsidiaries may be deemed to be the beneficial owner of common shares of the Company held by Trident II or Trident PF.

         There has been no change in ownership of common shares or warrant held by Trident II since its most recent filing on Schedule 13G/A. There has been no change in ownership of common shares held by MMRCH, MMC Capital and Trident ESC since their most recent filing on Schedule 13G/A, except that MMRCH sold 3,700,000 common shares of the Company ("common shares") in March 2005 as reported on Form 4.

         The following paragraphs detail the ownership of common shares held by

Trident II and Trident PF and then separately detail the ownership of common shares held by MMC and its subsidiaries.

BENEFICIAL OWNERSHIP BY TRIDENT II

         Trident II is the direct beneficial owner of 13,706,675 common shares and warrants to purchase 16,918,312 common shares. The warrants are currently exercisable at the price of $12.50 per share and expire on November 20, 2011.

         The sole general partner of Trident II is Trident Capital II, L.P. ("Trident GP"). As the general partner, Trident GP holds voting and investment power with respect to the securities of the Company that are, or may be deemed to be, beneficially owned by Trident II. The manager of Trident II is Stone Point, and the members of Stone Point are Charles A. Davis, Meryl D. Hartzband, James D. Carey, Nicolas D. Zerbib and David J. Wermuth. In its role as manager, Stone Point has delegated authority to exercise voting rights of common shares on behalf Trident II but does not have any power with respect to disposition of common shares held by Trident II. For any portfolio investment where Trident II controls 10% or more of the voting power of such portfolio company, Stone Point does not have discretion to exercise voting rights on behalf of Trident II without first receiving direction from the Investment Committee of Trident GP or a majority of the general partners of Trident GP.

         The general partners of Trident GP are four single member limited liability companies that are owned by individuals who are members of Stone (Messrs. Davis, Carey and Wermuth and Ms. Hartzband).

         Each of the single member limited liability companies that is a general partner of Trident GP has disclaimed beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by Trident II, except to the extent of their individual pecuniary interest therein. Stone Point also has disclaimed beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by Trident II. This report shall not be construed as an admission that the Reporting Persons are the beneficial owners of such securities for any purpose.

         Marsh & McLennan Capital Professionals Fund, L.P. ("Trident PF") and Marsh & McLennan Employees' Securities Company, L.P. ("Trident ESC") have agreed that they will co-invest with Trident II, on a pro rata basis in accordance with their committed capital, and will not dispose of their investments prior to the disposition by Trident II. As a result of this agreement, Trident II may be deemed to beneficially own 769,594 common shares directly held by Trident PF and Trident ESC and warrants to purchase 949,792 common shares held by Trident PF and Trident ESC, and Trident PF and Trident ESC may be deemed to be beneficially own 13,706,675 common shares directly held by Trident II and warrants to purchase 16,918,312 common shares held by Trident II. The warrants are currently exercisable at the price of $12.50 per share and expire on November 20, 2011. Trident II disclaims beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by Trident PF and Trident ESC, and Trident PF and Trident ESC each disclaims beneficial ownership of the common shares and warrants that are, or may be deemed to be, beneficially owned by Trident II. There has been no change in ownership of common shares or warrant held by Trident PF and Trident ESC since their most recent filings on Schedule 13G.

BENEFICIAL OWNERSHIP OF MMC AND ITS SUBSIDIARIES

         MMC is not a record holder of any common shares of the Company or any warrants to purchase common shares. However, as the ultimate parent corporation of its various subsidiaries, MMC may be deemed to share voting and investment power with respect to all common shares that are, or may be deemed to be, beneficially owned by each of its subsidiaries.

         The following wholly-owned subsidiaries of MMC are, or may be deemed to be, the beneficial owner of common shares as follows: (i) 3,704,827 common shares held directly by Marsh & McLennan Risk Capital Holdings, Ltd. ("MMRCH"),
(ii) 11,792 common shares held directly by MMC Capital and (iii) 385,858 common shares and warrants to purchase 476,528 common shares that may be deemed to be beneficially owned by M&M GP. The warrants are currently exercisable at the price of $12.50 per share and expire on November 20, 2011.

         The common shares and warrants to purchase common shares referenced above in clause (iii) of the preceding paragraph of this Item 4 that may be deemed to be beneficially owned by M&M GP are held directly by Trident ESC. M&M GP is the sole general partner Trident ESC, which is a private equity limited partnership. As the sole general partner of Trident ESC, M&M GP has voting and investment power with respect to all of the common shares and warrants to purchase common shares that are held by Trident ESC. The manager of Trident ESC is MMC Capital. In its role as manager, MMC Capital has delegated authority to exercise voting rights of common shares on behalf Trident ESC but does not have any power with respect to disposition of common shares held by Trident ESC.

         MMC and its subsidiaries, including MMRCH (which is the direct parent of M&M GP), M&M GP (which is the general partner of Trident ESC), and MMC Capital, which is the manager of Trident ESC, disclaim any beneficial ownership of common shares and warrants to purchase common shares that are, or may be deemed to be, beneficially owned by Trident ESC, except to the extent of their individual pecuniary interest therein, and this report shall not be construed as an admission that such persons are the beneficial owners of such securities for any purpose.

         Effective May 31, 2005, MMRCH terminated its agreement with Trident II pursuant to which MMRCH had agreed that it would discuss the timing of the sale of the common shares held by MMRCH with the sale of common shares (including warrants and common shares issuable upon exercise thereof) held by Trident II and coordinate if both parties decided to sell.

         MMRCH, Trident II, Trident PF and Trident ESC are parties to a shareholders agreement which grants such parties certain registration rights, tag-along rights with respect to proposed sales of 20% or more of the outstanding common shares by a shareholder (or group of shareholders) and certain information rights with respect to the Company. The shareholders agreement is filed as Exhibit 10.1 to the Company's S-1 Registration Statement (Registration No. 333-103620).

      The information in items 5 through 9 and item 11 on the cover pages to this Schedule 13G/A is hereby incorporated by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         As of the date hereof, each of MMC, MMRCH, MMC Capital, M&M GP and Marsh & McLennan Employees' Securities Company, L.P. is no longer the beneficial owner of more than five percent of the common shares of the Company.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         As of the date hereof, each of MMC, MMRCH, MMC Capital, M&M GP and Marsh & McLennan Employees' Securities Company, L.P. is no longer filing as part of a group with Trident II, Trident GP or Trident PF. Trident II, Trident GP, Trident PF and Stone Point will continue to file as a group.

ITEM 10. CERTIFICATION.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 12, 2005

                         TRIDENT II, L.P.

                         By: Trident Capital II, L.P., its sole general partner
                         By: CD Trident II, LLC, a general partner


                               By: /s/ David J. Wermuth
                                   ------------------------------------
                               Name:  David J. Wermuth
                               Title: Vice President

                         TRIDENT CAPITAL II, L.P.

                         By: CD Trident II, LLC, a general partner


                               By: /s/ David J. Wermuth
                                   ------------------------------------
                               Name:  David J. Wermuth
                               Title: Vice President

                         STONE POINT CAPITAL LLC

                               By: /s/ David J. Wermuth
                                   ------------------------------------
                               Name:  David J. Wermuth
                               Title: Principal

                         MARSH & MCLENNAN CAPITAL PROFESSIONALS FUND, L.P.

                         By:  Stone Point GP Ltd., its sole general partner

                               By: /s/ David J. Wermuth
                                   ------------------------------------
                               Name:  David J. Wermuth
                               Title: Secretary

                         MARSH & MCLENNAN COMPANIES, INC.

                               By: /s/ Bart Schwartz
                                   ------------------------------------
                               Name:  Bart Schwartz
                               Title: Deputy General Counsel

                         MARSH & MCLENNAN RISK CAPITAL HOLDINGS, LTD.

                               By: /s/ Mark J. Dallara
                                   ------------------------------------
                               Name:  Mark J. Dallara
                               Title: Secretary

                         MARSH & MCLENNAN GP I, INC.

                               By: /s/ Mark J. Dallara
                                   ------------------------------------
                               Name:  Mark J. Dallara
                               Title: Secretary

                         MMC CAPITAL, INC.

                               By: /s/ Mark J. Dallara
                                   ------------------------------------
                               Name:  Mark J. Dallara
                               Title: Secretary

                         MARSH & MCLENNAN EMPLOYEES' SECURITIES COMPANY, L.P.

                         By:  Marsh & McLennan GP I, Inc.,
                              its sole general partner

                               By: /s/ Mark J. Dallara
                                   ------------------------------------
                               Name:  Mark J. Dallara
                               Title: Secretary

                                    EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the Statement on Schedule 13G/A to which this exhibit is attached is filed on behalf of each of them in capacities set forth below.

Dated:  July 12, 2005

                         TRIDENT II, L.P.

                         By: Trident Capital II, L.P., its sole general partner
                         By: CD Trident II, LLC, a general partner


                               By: /s/ David J. Wermuth
                                   ------------------------------------
                               Name:  David J. Wermuth
                               Title: Vice President

                         TRIDENT CAPITAL II, L.P.

                         By: CD Trident II, LLC, a general partner


                               By: /s/ David J. Wermuth
                                   -------------------------------------
                               Name:  David J. Wermuth
                               Title: Vice President

                         STONE POINT CAPITAL LLC

                               By: /s/ David J. Wermuth
                                   ------------------------------------
                               Name:  David J. Wermuth
                               Title: Principal

                         MARSH & MCLENNAN CAPITAL PROFESSIONALS FUND, L.P.

                         By:  Stone Point GP Ltd., its sole general partner

                               By: /s/ David J. Wermuth
                                   ------------------------------------
                               Name:  David J. Wermuth
                               Title: Secretary

                         MARSH & MCLENNAN COMPANIES, INC.

                               By: /s/ Bart Schwartz
                                   ------------------------------------
                               Name:  Bart Schwartz
                               Title: Deputy General Counsel

                         MARSH & MCLENNAN RISK CAPITAL HOLDINGS, LTD.

                               By:/s/ Mark J. Dallara
                                   ------------------------------------
                               Name:  Mark J. Dallara
                               Title: Secretary

                         MARSH & MCLENNAN GP I, INC.

                               By: /s/ Mark J. Dallara
                                   ------------------------------------
                               Name:  Mark J. Dallara
                               Title: Secretary

                         MMC CAPITAL, INC.

                               By: /s/ Mark J. Dallara
                                   ------------------------------------
                               Name:  Mark J. Dallara
                               Title: Secretary

                         MARSH & MCLENNAN EMPLOYEES' SECURITIES COMPANY, L.P.

                         By:  Marsh & McLennan GP I, Inc.,
                              its sole general partner

                               By: /s/ Mark J. Dallara
                                   ------------------------------------
                               Name:  Mark J. Dallara
                               Title: Secretary